Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2003 and 2002 is as follows (in thousands, except per unit amounts):

	Quarter Ended
	December 31	September 30	June 30	March 31
2003
Revenues from Rental Operations	$187,463	$181,923	$179,744	$181,307
Revenues from Service Operations	25,440	12,453	11,421	9,182
Net income available for common units	54,870	44,666	38,259	41,792
Basic income per common unit	$0.36	$0.30	$0.25	$0.28
Diluted income per common unit	$0.36	$0.30	$0.25	$0.28
Weighted average common units	150,628	150,373	150,141	149,971
Weighted average common and dilutive potential common units	151,661	151,244	151,019	150,627
Funds From Operations (1)	$103,094	$94,026	$89,545	$85,854
Cash flow provided by (used by):
Operating activities	$133,065	$73,214	$102,944	$58,865
Investing activities	(56,703)	(126,313)	(76,133)	(60,430)
Financing activities	(64,373)	42,342	(28,518)	(2,394)

2002

Revenues from Rental Operations	$173,140	$177,747	$176,045	$171,175
Revenues from Service Operations	11,401	11,574	15,364	29,521
Net income available for common units	23,736	42,807	54,015	51,043
Basic income per common unit	$0.16	$0.29	$0.36	$0.34
Diluted income per common unit	$0.16	$0.28	$0.36	$0.34
Weighted average common units	149,884	149,810	149,310	148,670
Weighted average common and dilutive potential common units	150,692	151,256	151,092	150,270
Funds From Operations (1)	$72,766	$88,891	$98,841	$98,373
Cash flow provided by (used by):
Operating activities	$91,608	$102,277	$163,822	$211,266
Investing activities	(129,022)	(55,738)	(103,058)	(49,429)
Financing activities	11,409	(4,840)	(72,583)	(159,036)

(1)  Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating  performance measure of an equity real estate investment trust (“REIT”). FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with accounting principles generally accepted in the United States (“GAAP”), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminished predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. As a REIT subsidiary, the Partnership’s management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies.